CHINA ELECTRONICS HOLDINGS, INC.
Building 3, Binhe District, Longhe East Road,
Lu’an City, Anhui Province, PRC, 237000

 September 6, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attn:	Mara L. Ransom

Re:	China Electronics Holdings, Inc. Withdrawal of Request to Withdraw Registration Statement on Form S-1, as amended (“Registration Statement”), File No. 333-169968

Dear Ms. Ransom,

China Electronics Holdings, Inc. hereby respectfully request the withdrawal, effective immediately, of the registration withdrawal request filed on September 3, 2013. The grounds for the withdrawal is an error in the  date in the withdrawal request.

If you have any questions regarding this application for withdrawal, please contact Yue Cao of Eaton & Van Winkle LLP at ycao@evw.com or 212-561-3617.

Very Truly Yours,

/s/ Hailong Liu
Hailong Liu
President and Chairman